Vanessa J. Schoenthaler Direct: (212) 899-9781 Email: vschoenthaler@sfgh.com 230 Park Avenue, Ste. 908 New York, New York 10169 Office: (212) 899-9780 www.SFGH.com
August 31, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ruairi Regan and Mr. James Lopez

Re:	Belpointe REIT, Inc.
Post-Qualification Amendment on Form 1-A
Filed August 19, 2020
File No. 024-10923

Dear Mr. Regan and Mr. Lopez:

On behalf of Belpointe REIT, Inc. (the “Company”), we are submitting this letter in response to a letter, dated August 28, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Post-Qualification Amendment No. 3 (“Amendment No. 3”) to the Company’s Offering Statement on Form 1-A (File No. 024-10923), filed with the Commission on August 19, 2020 (the “Offering Statement”).

For your convenience, we have restated the Staff’s comments in italics, followed by the Company’s responses. The Company is concurrently filing Post-Qualification Amendment No. 4 (“Amendment No. 4”) to the Offering Statement to address these comments, as well as to make other changes.

Please also note that Amendment No. 4 also reflects an increase in the number of shares of common stock being qualified, as additional shares have become available between the filing of Amendment No. 3 and Amendment No. 4 based on the $50,000,000 rolling 12-month maximum offering amount under Regulation A.

Post Qualification Amendment to Form 1-A

Our Portfolio, page 83

1.	Please provide the disclosure required by Items 14(b) and 14 (e) of Form S-11 for each of your property investments, including, as examples, the terms of any encumbrances and the estimated cost and the method of financing of an improvements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 83-84 of Amendment No. 4 to provide the disclosure required by Items 14(b) and 14(e) of Form S-11 for each property investment.

Prior Performance Summary, page 88

2.	Please update your disclosure in this section. We note it appears to be as of June 30, 2018.

In response to the Staff’s comment, the Company has revised its disclosure on page 88 of Amendment No. 4 to reflect that it is current as of June 30, 2020.

Should you have any questions or if you would like any additional clarification in respect of the Company’s responses, please do not hesitate to contact me at (212) 899-9781.

Very truly yours,

SUGAR FELSENTHAL GRAIS & HELSINGER LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	Brandon E. Lacoff, Chief Executive Officer Belpointe REIT, Inc.